

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

**CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**

Hong Mei Ma, President
Vibe Ventures Inc.
Room 1707, 17<sup>th</sup> Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re:     Vibe Ventures Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-164081**

Dear Mr. Ma:

It has been more than nine months since you last amended this registration statement and it is now out of date.  Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me, at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal